C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED

2007 JUN -5 A 8:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/CPP/049/07

07024038

BY AIRMAIL

22nd May, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED

JUN 0 7 2007

THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

Jw 4/5

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 22nd May, 2007 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Continuing Connected Transactions
   Date : 21st May, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(page 1)

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the circular issued by the Company on 6 October 2006 with respect to the Approved CCT regarding (1) the supply by any CPP Subsidiaries to any CTEI Subsidiaries of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets; and (2) supply by CPP Subsidiaries to SLS or any of its subsidiaries of similar merchandise. The Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement and the respective annual caps were approved by the independent shareholders of the Company at the Company's special general meeting held on 25 October 2006 and the Reorganized CTEI Supply Agreement was also approved by the independent shareholders of CTEI at CTEI's extraordinary general meeting held on 25 October 2006.

As announced by CTEI on 17 May 2007, CTEI has on 17 May 2007 entered into the Acquisition Agreement in relation to the proposed acquisition by CTEI of the entire equity interests in SLS and the CTEI Disposal Agreement in relation to the proposed disposal by the CTEI Group of its interests in certain Stores. The announcement by CTEI also referred to the SLS Reorganization Agreement in relation to the proposed disposal by SLS of its interests in certain Stores.

In anticipation of SLS becoming a wholly-owned subsidiary of CTEI upon completion of the Acquisition Agreement, the Company and CTEI have entered into the CTEI-CCT Agreement and, in anticipation of certain Stores now operated by the CTEI Group and SLS respectively becoming part of the CPH Group upon completion of the CTEI Disposal Agreement and the SLS Reorganization Agreement respectively, the Company and CPH have entered into the CPH-CCT Agreement. The CTEI-CCT Agreement and the CPH-CCT Agreement will together replace the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement upon completion of the Acquisition and the Disposal. The Approved CCT will be replaced upon completion of the Acquisition and the Disposal and the approval by the Independent Shareholders of the CTEI-CCT Agreement and the CPH-CCT Agreement at the SGM (and approval by the independent shareholders of CTEI of the CTEI-CCT Agreement at the extraordinary general meeting of CTEI). If the aforesaid conditions under the CTEI-CCT Agreement and the CPH-CCT Agreement are not fulfilled, the Approved CCT under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement will continue.

The following table sets out the respective proposed annual caps for the transactions contemplated under the CTEI-CCT Agreement and the CPH-CCT Agreement. The respective proposed annual caps for 2007 and 2008 for the transactions under the CTEI-CCT Agreement and the CPH-CCT Agreement represent an apportionment of the annual caps of the Approved CCT as approved by the independent shareholders of the Company at the Company's special general meeting held on 25 October 2006 between, on the one hand, those Stores which are expected to be operated by the CTEI Subsidiaries (including SLS and its subsidiaries) following completion of the Acquisition Agreement and, on the other hand, those Stores which are expected to be operated by the CPH Group following completion of the Acquisition Agreement, and for 2009 represent a 10% increment to the respective annual caps for 2008.

	Proposed annual caps[1]		
Name of Agreement	Completion Date[2] to 31 December 2007	1 January 2008 to 31 December 2008	1 January 2009 to 31 December 2009
CTEI-CCT Agreement	HK$413.1 million	HK$454.4 million	HK$499.8 million
CPH-CCT Agreement	HK$177.0 million	HK$194.7 million	HK$214.2 million
Total:	HK$590.1 million	HK$649.1 million	HK$714.0 million

Notes: 1. For part of a calendar year, the relevant amounts are to be prorated.
2. Assuming completion of the Acquisition and the Disposal takes place in 2007.

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in approximately 61.71% in aggregate of the issued share capital of CTEI. CPH is a wholly-owned subsidiary of CPG. Accordingly, both CTEI and CPH are treated as associates of the Chearavanont Shareholders and therefore are connected persons of the Company for the purposes of the Listing Rules.

As some of the relevant percentage ratios (under Rule 14.07 of the Listing Rules) for the annual caps of each of the CCT Agreements are more than 2.5%, the transactions contemplated under the CCT Agreements constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on whether the terms of the CCT Agreements are fair and reasonable and in the interests of the shareholders of the Company as a whole. The Chearavanont Shareholders and their respective associates are required to abstain from voting in respect of the proposed resolutions with respect to the CCT Agreements. In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to these matters shall be conducted by poll.

A circular containing information relating to the Continuing Connected Transactions, a letter from the Independent Board Committee, a letter setting out the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the SGM to approve the Continuing Connected Transactions and the relevant annual caps under each of the Continuing Connected Transactions will be dispatched to shareholders of the Company as soon as possible.

INTRODUCTION

Reference is made to the circular issued by the Company on 6 October 2006 with respect to the Approved CCT regarding (1) supply by any CPP Subsidiaries to any CTEI Subsidiaries of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets; and (2) supply by CPP Subsidiaries to SLS or any of its subsidiaries of similar merchandise. The Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement and the respective annual caps were approved by the independent shareholders of the Company at the Company's special general meeting held on 25 October 2006 and the Reorganized CTEI Supply Agreement was also approved by the independent shareholders of CTEI at CTEI's extraordinary general meeting held on 25 October 2006.

As announced by CTEI on 17 May 2007, CTEI has on 17 May 2007 entered into the Acquisition Agreement in relation to the proposed acquisition by CTEI of the entire equity interests in SLS and the CTEI Disposal Agreement in relation to the proposed disposal by the CTEI Group of its interests in certain Stores. The announcement by CTEI also referred to the SLS Reorganization Agreement in relation to the proposed disposal by SLS of its interests in certain Stores.

In anticipation of SLS becoming a wholly-owned subsidiary of CTEI upon completion of the Acquisition Agreement, the Company and CTEI have entered into the CTEI-CCT Agreement and, in anticipation of certain Stores now operated by the CTEI Group and SLS respectively becoming part of the CPH Group upon completion of the CTEI Disposal Agreement and the SLS Reorganization Agreement respectively, the Company and CPH have entered into the CPH-CCT Agreement. The CTEI-CCT Agreement and the CPH-CCT Agreement will together replace the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement upon completion of the Acquisition and the Disposal. The Approved CCT will be replaced upon completion of the Acquisition and the Disposal and the approval by the Independent Shareholders of the CTEI-CCT Agreement and the CPH-CCT Agreement at the SGM (and approval by the independent shareholders of CTEI of the CTEI-CCT Agreement at the extraordinary general meeting of CTEI). If the aforesaid conditions under the CTEI-CCT Agreement and the CPH-CCT Agreement are not fulfilled, the Approved CCT under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement will continue.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions comprise of the CTEI-CCT Agreement and the CPH-CCT Agreement.

(1) CTEI-CCT AGREEMENT

(a) **Date**
17 May 2007

(b) **Parties**
(i) CPP
(ii) CTEI

(c) **Subject matter**
Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by any of the CTEI Subsidiaries and which any of the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Group.

(d) **Price**
To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the CPP Subsidiaries than those available to independent third parties.

(e) **Payment terms**
Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

(f) **Term**
The CTEI-CCT Agreement shall take effect from the date of completion of the Acquisition and the Disposal and shall continue until 31 December 2009. The CTEI-CCT Agreement will not take effect unless the completion of the Acquisition and the Disposal takes place. If the CTEI-CCT Agreement is not approved by the Independent Shareholders or the independent shareholders of CTEI or completion of the Acquisition or the Disposal does not take place, then the CTEI-CCT Agreement will not take effect.

(g) **Annual caps**
The annual caps of the supply of the relevant merchandise by the CPP Subsidiaries to the CTEI Subsidiaries for the financial years ending 31 December 2007, 31 December 2008 and 31 December 2009 will not exceed the prorated portion of HK$413.1 million representing the remaining part of the year ending 31 December 2007 from the date on which the CTEI-CCT Agreement becomes effective, HK$454.4 million and HK$499.8 million respectively.

The proposed annual caps for 2007 and 2008 for the transactions under the CTEI-CCT Agreement represent an apportionment of the annual caps of the Approved CCT as approved by the Company's independent shareholders at the Company's special general meeting held on 25 October 2006 in respect of those Stores which are expected to be operated by the CTEI Subsidiaries (including SLS and its subsidiaries) following completion of the Acquisition Agreement, and for 2009 represent a 10% increment to that of 2008.

Information on the individual annual caps for 2007 and 2008 under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement involving purchases by any of the CTEI Subsidiaries and SLS and its subsidiaries, is set out below:

Circular Date	Agreement	Parties	Subject	Approved Annual Caps for 2007 (2008) *(HK$)*
6 October 2006	Reorganized CTEI Supply Agreement	(i) CPP (ii) CTEI	Packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets	138.2 million (152.0 million)
6 October 2006	Reorganized Shanghai Lotus Supply Agreement	(i) CPP (ii) SLS	Packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets	451.9 million (497.1 million)
			Total:	590.1 million (649.1 million)

(2) CPH-CCT AGREEMENT

(a) **Date**
17 May 2007

(b) Parties
  (i) CPP
  (ii) CPH

(c) Subject matter
Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by the CPH Group and which the CPP Group may be able to supply in circumstances which are of commercial benefit to the CPP Group.

(d) Price
To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the CPP Subsidiaries than those available to independent third parties.

(e) Payment terms
Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term
The CPH-CCT Agreement shall take effect from the date of completion of the Acquisition and the Disposal and shall continue until 31 December 2009. The CPH-CCT Agreement will not take effect unless the completion of the Acquisition and the Disposal takes place. If the CPH-CCT Agreement is not approved by the Independent Shareholders or completion of the Acquisition or the Disposal does not take place, then the CPH-CCT Agreement will not take effect.

(g) Annual caps
The annual caps of the supply of the relevant merchandise by the CPP Group to the CPH Group for the financial years ending 31 December 2007, 31 December 2008 and 31 December 2009 will not exceed the prorated portion of HK$177.0 million representing the remaining part of the year ending 31 December 2007 from the date on which the CPH-CCT Agreement becomes effective, HK$194.7 million and HK$214.2 million respectively.

The proposed annual caps for 2007 and 2008 for the transactions under the CPH-CCT Agreement represent an apportionment of the annual caps of the Approved CCT as approved by the Company's independent shareholders at the Company's special general meeting held on 25 October 2006 in respect of those Stores which are expected to be operated by the CPH Group following completion of the Acquisition Agreement, and for 2009 represent a 10% increment to that of 2008.

INFORMATION ON THE PARTIES

The CPP Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

CTEI is an investment holding company whose subsidiaries are engaged in the operation of hypermarket stores in the PRC.

CPH is an investment holding company and is wholly-owned by CPG, an investment holding vehicle of the Chearavanont family in which the Chearavanont Shareholders directly own in aggregate a majority 51.31% equity interest.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

As SLS will become a wholly-owned subsidiary of CTEI upon completion of the Acquisition Agreement, the CTEI-CCT Agreement is entered into in order to effectively combine the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement with effect from such completion.

As CPH will upon completion of the CTEI Disposal Agreement and the SLS Reorganization Agreement become the holding company of the CPH Stores which are now operated by the CTEI Group and by SLS, the Company has entered into the CPH-CCT Agreement with CPH in order to continue the supply of merchandise by the CPP Group to the CPH Stores following such completion.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the independent financial adviser) consider the proposed terms of Continuing Connected Transactions under the CCT Agreements are on normal commercial terms, fair and reasonable and in the overall best interest of the Company and its shareholders.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in approximately 61.71% in aggregate of the issued share capital of CTEI. CPH is a wholly-owned subsidiary of CPG. Accordingly, both CTEI and CPH are treated as associates of the Chearavanont Shareholders and therefore are connected persons of the Company for the purposes of the Listing Rules.

Taking into account the relevant percentage ratios (under Rule 14.07 of the Listing Rules) for the annual caps of each of the CCT Agreements is more than 2.5%, the transactions contemplated under the CCT Agreements constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on whether the terms of the CCT Agreements are fair and reasonable and in the interests of the Shareholders as a whole. The Chearavanont Shareholders and their respective associates are required to abstain from voting in respect of the proposed resolutions with respect to the CCT Agreements. In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to these matters shall be conducted by poll.

A circular containing information relating to the Continuing Connected Transactions, a letter from the Independent Board Committee, a letter setting out the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the SGM to approve the Continuing Connected Transactions and the relevant annual caps under each of the Continuing Connected Transactions will be dispatched to the Shareholders as soon as possible.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Acquisition"	the acquisition by CTEI of the entire equity interests in SLS pursuant to the Acquisition Agreement
"Acquisition Agreement"	the agreement dated 17 May 2007 entered into between CTEI and various other parties in relation to the acquisition by CTEI of the entire equity interests in SLS
"Approved CCT"	the continuing connected transactions under the Reorganized CTEI Supply Agreement approved by the independent shareholders of CPP and CTEI respectively at CPP's special general meeting and CTEI's extraordinary general meeting both held on 25 October 2006 and under the Reorganized Shanghai Lotus Supply Agreement approved by the independent shareholders of CPP at CPP's special general meeting held on 25 October 2006
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CCT Agreements"	the CTEI-CCT Agreement and the CPH-CCT Agreement
"Chearavanont Shareholders"	four members of the Chearavanont family, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company
"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions under the CTEI-CCT Agreement and the CPH-CCT Agreement
"CPG"	Charoen Pokphand Group Company Limited, a company duly organized and existing under the laws of the Kingdom of Thailand and owned as to 51.31% by the Chearavanont Shareholders
"CPH"	C.P. Holding (BVI) Investment Company Limited, a company duly established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CPG
"CPH Group"	CPH and its subsidiaries from time to time (excluding the CTEI Group)
"CPH Stores"	those Stores to be disposed of by the CTEI Group to the CPH Group pursuant to the CTEI Disposal Agreement and by SLS pursuant to the SLS Reorganization Agreement respectively to the CPH Group
"CPH-CCT Agreement"	the supply agreement entered into between CPH and CPP on 17 May 2007 for the supply by the CPP Subsidiaries to the CPH Group of merchandise required by the CPH Group on an ongoing basis
"CPP" or "the Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPP Group"	CPP and its subsidiaries from time to time
"CPP Subsidiaries"	the subsidiaries of CPP
"CTEI"	Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 121
"CTEI Disposal Agreement"	the agreement dated 17 May 2007 entered into between CTEI and CPH in relation to the disposal of interests in certain Stores by the CTEI Group to the CPH Group
"CTEI Group"	CTEI and CTEI Subsidiaries from time to time
"CTEI Subsidiaries"	the subsidiaries of CTEI
"CTEI-CCT Agreement"	the supply agreement entered into between CTEI and CPP on 17 May 2007 for the supply by any of the CPP Subsidiaries to any of the CTEI Subsidiaries of merchandise required by any of the CTEI Subsidiaries on an ongoing basis
"Directors"	the directors of CPP
"Disposal"	the disposal by the CTEI Group and by SLS respectively of interests in a number of Stores to the CPH Group pursuant to the CTEI Disposal Agreement and the SLS Reorganization Agreement respectively
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising the Company's independent non-executive Directors, Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew, which will be established to advise the Independent Shareholders in respect of the Continuing Connected Transactions
"Independent Shareholders"	shareholders of the Company other than the Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Reorganized CTEI Supply Agreement"	the agreement entered into between the Company and CTEI on 24 August 2006 as defined in the Company's circular dated 6 October 2006
"Reorganized Shanghai Lotus Supply Agreement"	the agreement entered into between CPP and SLS on 24 August 2006 as defined in the Company's circular dated 6 October 2006
"SGM"	a special general meeting of CPP to be held to approve the Continuing Connected Transactions
"SLS"	上海易初蓮花連鎖超市有限公司(Shanghai Lotus Supermarket Chain Store Co., Ltd.), a foreign invested enterprise established in the PRC
"SLS Reorganization Agreement"	the agreement dated 17 May 2007 entered into between SLS and CPH in respect of the disposal by SLS of interests in certain Stores to the CPH Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Stores"	the hypermarket stores operated by the CTEI Group or SLS and its subsidiaries, as the context may require

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 21 May 2007

As at the date of this announcement, the Board comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

END